     THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

June 25, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Daniel H. Morris, Attorney Advisor
Michelle Lacko, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Originally Filed September 30, 2008
File No.: 333-153294

Dear Mr. Morris and Ms. Lacko:

Below please find our responses to the Commission’s seventh comments in its letter dated June 17, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ VIRGINIA K. SOURLIS, ESQ.
Virginia K. Sourlis, Esq.

Summary – General, page 3

1.	Please disclose your current cash on hand in the opening paragraph.

Per SEC Comment #1, the disclosure has been added in accordance with the Commission’s instruction.

2.
We note your response to prior comment 5. Please revise the third paragraph on page 3 to disclose, if accurate, your intention to obtain the necessary financing for completing and launching the “Live at the Hive” website through the sale of equity securities in the near future. Also, please revise your Description of Our Business section to provide a more detailed discussion of your strategy for generating revenues in the short term and the potential obstacles that may prevent you from achieving your financing goals.

Per SEC Comment #2, these revisions have been made as directed by the Commission. Comments were placed in the margins and changes were tracked with respect to these revisions.

Intellectual Property, page 4

3.
We note your response to prior comment 6 and reissue. Please revise the final sentence of the third paragraph of this section to clarify, if true, that the relevant sublicensing fee is $5,000 per month.

Per SEC Comment #3, this section has been revised to include this disclosure per the Commission’s instruction.

Phase 2 – Develop and Launch “Live at the Hive”…page 7

4.
We note your response to prior comment 10. Please revise to briefly discuss how you will integrate corporate sponsorship content into website content. For example, will characters on the site be using and/or consuming the sponsors’ products? Please briefly describe the integration process here and in the Corporate Sponsorship section on page 36.

Per SEC Comment #4, these sections have been revised per the Commission’s instruction.

Summary Financial Information; Going Concern, page 8

5.
We note your response to prior comment 1. Please revise your disclosure in the first sentence of the second paragraph to clarify that the table summarizes the audited financial statements for the fiscal years ended June 30, 2008 and June 30, 2007, as well as the unaudited financial statements for the three months ended March 31, 2008 and 2009 and for the period from your inception to March 31, 2009.

Per SEC Comment #5, this revision has been made per the Commission’s instruction.

The Changing Entertainment Preferences of Consumers Could Adversely …page 11

6.
We note your disclosure that there can be no assurances that your current products, product concepts or programming will continue to be popular. Please substantial any claims made with respect to the show’s current popularity or revise.

Per SEC Comment #6, this risk factor has been revised accordingly. The Company makes no claim that its products are popular. Revisions have been made throughout the registration statement as appropriate.

Quality Control, page 31

7.	We note your response to prior comment 13. Please revise to clarify whether the permanent professional staff will receive compensation and, if known, the amount and type(s) of compensation.

Per SEC Comment #7, we anticipate that we will be required to compensate the permanent Advisory Board, however no such compensation arrangements have been planned to date. It is intended that such advisors will be compensated in the form of cash, equity, equity options, or some mix of the aforementioned. As mentioned however, no such plans have been formalized by the Company. Our Board of Directors will hold a meeting to discuss this Advisory Board’s compensation immediately prior to the permanent Advisory Board’s formation in the future.

The appropriate disclosures have been added to the registration statement per the Commission’s instruction.

Copyrighted Television Titles:, page 32

8.
We note your response to prior comment 14. Please clarify whether the series consists of 31 bi-lingual (English/Spanish) episodes, or, alternatively, 62 episodes, 31 of which are English and 31 of which are Spanish. Revise your filing throughout for clarity and consistency.

Per SEC Comment #8, please be advised that there are 31 episodes, each available in English and Spanish. This disclosure has been revised throughout the registration statement accordingly for clarity.

Internet Domain Names Planned For Use…page 33

9.
We note your response to prior comment 15. Please revise the information in the parenthetical to clarify, if true, that Smartkidsgroup.com is currently developed and in use and that there is a projected use for Liveatthehive.com

Per SEC Comment #9, the parenthetical was a vestige of former filings, is no longer necessary, and has been removed.

Summary of Product Development, page 35

10.
We note your response to prior comment 19. Please revise the table on page 36 to include disclosure regarding your plans to produce and sell character-based merchandise and establish kiosks and stores. Also, please revise your Summary section to briefly describe your plans to produce commercials and develop kiosks and stores.

Per SEC Comment #10, these revisions have been made in accordance with the Commission’s instructions.

11.
Refer to the first line item on page 36. Please delete reference to SEC approval. The Commission may declare your registration statement effective; however, it does not approve or disapprove filings. Please make appropriate revisions.

Per SEC Comment #11, all reference to “SEC Approval” has been removed from the registration statement.

Produce Commercials, page 36

12.
We note your response to prior comment 18. Please revise the fourth sentence under this heading to provide more detail and clarity regarding your statement that the four commercials will be selected and edited during the “[s]eries updating of final credits and company contact information process.”

Per SEC Comment #12, this sentence was erroneously written and was revised for clarity.

Kiosks and Stores (Strategic Plans for 2011 and 2011 [sic]), page 36

13.
We note your statement in the second to last sentence under this heading that potential character based merchandise has been planned but that the company has not entered into any manufacturing contracts. Please revise to clarify that the company owns a small inventory of merchandise that was manufactured in the past.

Per SEC Comment #13, this disclosure has been revised.

Deposits from Stock Subscriptions, page 39

14.
Please confirm that the subscription filed as Exhibit 10.10 to the Form S-1 was used for sales to individual investors in the aggregate amount of 1,771,000 in Fiscal 2007 and 2008. In addition, we note that the subscription agreement appears to contemplate the sale of shares, rather than convertible securities. Please explain.

Per SEC Comment #14, please be advised that the subscription agreement as set forth in Exhibit 10.10 does not pertain to the convertible debt into common shares of the Company at a conversion rate of ten cents ($0.10) per share.

To-date, the Company has raised $239,600 from the stock subscription agreement dated September 1, 2007 of which $105,000 has been for common shares issued. The balance of $134,600 was in the form of convertible debt at the same conversion rate as the issuance price of $0.10 per common share under the stock subscription agreement dated September 1, 2007.

With regards to the convertible debt, there were no stock subscription agreements issued or executed by such investors at the time of the investments. The investors were all prior investors in the predecessor Company, Bert Holdings, and they were close personal friends of Mr. Richard Shergold, the Company’s founder. Because of the nature of their relationship with Mr. Shergold, a verbal agreement was reached for their cash investments in SKGP. While not memorialized in a written agreement, the terms of the verbal understanding between the Company and the investors was that the respective principal amount of $134,600 would be convertible into shares of common stock at a conversion price of $0.10 per share, once a public market develops in SKGP’s common stock on the OTC Bulletin Board.

As of June 30, 2008 and 2007, the Company’s audited financial statements reflect $134,600 and $42,500 in deposits from stock subscriptions in the current liability section of the balance sheet inclusive of the roll-forward activity for the stock subscriptions executed under the stock subscription agreement, funds received from investors, and the $134,600 in convertible notes. While outstanding as convertible debt, the $134,600 does not carry any preferences to other debt of the Company nor will the Company provide any additional consideration when the debt is converted into common shares.

Once the Company’s common stock is trading on the OTC Bulletin Board, management will have the investors execute the stock subscription agreements and issue the appropriate number of common shares at a price of $0.10 per share.

Results of Operations for the three months ended March 31, 2009 compared to December 31, 2008, page 39

15.
Your heading indicates that this section provides comparative analysis of the results of operations for the stub periods ending March 31, 2009 and December 31, 2008. However, the periods discussed do not appear to correspond with the heading. Please make appropriate revisions or delete this section.

Per SEC Comment #15, this disclosure has been revised.

Exhibit 5.1

16.
Refer to the second-to-last sentence on the first page of the opinion. It appears that you are assuming a legal conclusion that should be opined by legal counsel. Accordingly, please delete the words from “and the date of authorization…” through the end of the sentence.

Per SEC Comment #16, this revision has been made to the Exhibit.

17.	Please delete the words “made to date” from the final sentence of the second paragraph on page 2 or confirm that you will re-file your opinion on the date of effectiveness.

Per SEC Comment #17, this revision has been made to the Exhibit.